Exhibit 10.21

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Employment Agreement”), effective as of February 26, 2025 (“Agreement Effective Date”), is made by and between Aclaris Therapeutics, Inc., a corporation organized under the laws of the State of Delaware (“Employer”) and Neal Walker (“Executive”).

WHEREAS, Executive desires to continue to provide services to Employer and Employer desires to continue to retain the services of Executive;

WHEREAS, Executive and Employer previously entered into that letter agreement dated as of January 31, 2024 (the “Letter Agreement”);

WHEREAS, Employer and Executive desire to formalize the terms and conditions of Executive’s employment with Employer as Chief Executive Officer; and

WHEREAS, this Employment Agreement has been duly approved and its execution has been duly authorized by Employer’s Board of Directors (the “Board”).

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein Employer and Executive hereby agree as follows:

SECTION 1. EMPLOYMENT

1.1General. Employer hereby agrees to employ Executive in the capacity of Chief Executive Officer (“CEO”). Executive hereby accepts such employment upon the terms and subject to the conditions herein contained.

1.2Authority and Duties. Executive shall have full responsibility as the CEO of Employer and all authority normally accorded to such position. Executive agrees to perform such duties and responsibilities commensurate with the position of CEO as may reasonably be determined by the Board.

1.2.1 Reporting. During Executive’s employment with Employer, Executive will report directly to, and take direction from, the Board.

1.2.2 Time to Be Devoted to Employment. During Executive’s Employment with Employer, Executive shall diligently devote his efforts, business time, attention and energies to the business of Employer and will not, while employed by Employer, undertake or engage in any other employment, occupation or business enterprise that would, as determined in the sole discretion of Employer, interfere with Executive’s responsibilities and the performance of Executive’s duties hereunder except for (i) reasonable time devoted to volunteer services for or on behalf of such religious, educational, non-profit and/or other charitable organization as Executive may wish to serve, (ii) reasonable time devoted to activities in the non-profit and business communities consistent with Executive’s duties; and (iii) reasonable time devoted to service as a member of the board of directors of the entities listed on Exhibit A (as described in Section 1.3) or as otherwise permitted pursuant to Section 1.3. This restriction shall not, however, preclude Executive (x) from owning less than one percent (1%) of the total outstanding shares of a publicly traded company, or (y) from employment or service in any capacity with Affiliates of Employer.  As used in this Employment Agreement, “Affiliates” means an entity under common management or control with Employer.

1.3Other Responsibilities. Notwithstanding Section 1.2.2 above, Executive will not engage in any other for-profit business, profession or occupation, including as a member of a board of directors of any third party, for compensation which would materially conflict or materially interfere with the rendition of services hereunder, without the prior written consent of the Board, which shall not be unreasonably withheld.  Any uncertainty as to whether such a conflict exists will be raised by Executive for determination by the Board, acting reasonably. The Board acknowledges that Executive has ongoing participation in other private and public businesses that have been disclosed by Executive and are listed on Exhibit A and that such participation does not, as of the Agreement Effective Date, conflict with his role at Employer. Employer reserves the right to revisit Executive’s outside activities and may, in its sole, but reasonable, discretion, revoke its approval of Executive’s outside activities (including Executive’s activities listed on Exhibit A) in the event Employer concludes that any such activities conflict with Executive’s obligations to Employer. For avoidance of doubt, in the event that Employer determines, in its sole, but reasonable, discretion, that a conflict of interest exists between Executive’s obligations to Employer and Executive’s outside activities (including Executive’s activities listed on Exhibit A) then Employer may request that Executive resign from any such role and/or terminate any such outside activity. The parties agree that Executive’s refusal to comply with such a request from Employer will constitute Executive’s resignation without Good Reason (as defined in Section 3.1.7 herein), with immediate effect, and Executive will not be eligible for the severance benefits set forth in either Sections 3.2.1 or 3.2.3 herein. Except for the businesses listed on Exhibit A, which have already been approved, Executive agrees to disclose to the Board and receive prior written consent from the Board to participate as a director, with any competing company whether it is a private or public company. Executive further agrees to disclose any other director positions with any other company that may materially affect his ability to perform his duties and responsibilities under this Employment Agreement.  Notwithstanding the above, nothing herein shall limit or preclude Executive from managing any passive investments made by Executive.

1.4Location of Employment. Executive’s principal place of employment during his employment with Employer shall be in Wayne, Pennsylvania or such other location as Employer and Executive shall agree; provided however, that from time to time Executive may be required to travel to Employer’s other offices, including Employer’s office in St. Louis, Missouri.

SECTION 2. COMPENSATION AND BENEFITS

2.1Salary. Beginning as of the Agreement Effective Date, Employer will pay to Executive an annual base salary of $615,000 payable subject to standard federal and state payroll withholding requirements in accordance with the regular payroll practices of Employer (“Base Salary”). The annual Base Salary may be increased (but not decreased without written consent of Executive) during the term of this Employment Agreement by the Board in its sole discretion.

2.2Additional Compensation. In addition to the salary set forth in Section 2.1, Executive shall be entitled to receive a cash bonus in accordance with the terms of this Section 2.2. For each fiscal year of Employer, beginning January 1, during the Employment Term (as defined in Section 2.4 hereof), Executive shall be eligible to receive a cash bonus based on (i) the “Annual Bonus Expectancy Amount,” which shall be an amount equal to 60% of Executive’s Base Salary for the applicable fiscal year, and (ii) Executive’s attainment of performance targets and other reasonable criteria established by the Board, to the extent possible, by the end of the first month of such fiscal year. Depending on the targets and criteria which are achieved or met, the amount of the cash bonus actually payable to Executive for each fiscal year will be an amount from zero to and above the Annual Bonus Expectancy Amount. Any cash bonus amount payable pursuant to this Section 2.2 shall be paid to Executive as soon as practicable, but in no event later than two and one-half (2 1/2) months, following the end of the fiscal year to which it relates. For the avoidance of doubt, Executive does not have to be employed by Employer on the date such bonus is approved or paid by Employer to receive such bonus.

2.3Executive Benefits. In addition to the salary and additional compensation set forth in Sections 2.1 and 2.2, Executive shall also be entitled to the following benefits during Executive’s employment hereunder:

2.3.1 Expenses. Employer will promptly reimburse Executive for expenses he reasonably incurs in connection with the performance of his duties (including business travel and entertainment expenses), in accordance with Employer’s standard expense reimbursement policy, as the same may be modified by Employer from time to time; provided, however, that Executive has provided Employer with documentation of such expenses in accordance with the Employer’s expense reimbursement policies and applicable tax requirements. For the avoidance of doubt, to the extent that any reimbursements payable to Executive are subject to the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”): (a) any such reimbursements will be paid no later than December 31 of the year following the year in which the expense was incurred, (b) the amount of expenses reimbursed in one year will not affect the amount eligible for reimbursement in any subsequent year, and (c) the right to reimbursement under this Employment Agreement will not be subject to liquidation or exchange for another benefit.

2.3.2 Employer Plans.  Executive will be eligible to participate on the same basis as similarly situated full-time employees in Employer’s employee benefit plans and programs, as they may be interpreted, adopted, revised or deleted from time to time in Employer’s sole discretion, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and programs. All matters of eligibility for coverage or benefits under any benefit plan shall be determined in accordance with the provisions of such plan. Employer retains the unilateral right to amend, modify or terminate any of its employee benefit plans and programs at any time.

2.3.3 Vacation. Executive shall be eligible for paid vacation leave (not including regular holidays) in accordance with Employer’s applicable vacation or PTO policy and consistent with the needs of the business. Vacation must be scheduled at those times convenient to Employer’s business as reasonably determined by the Board.

2.3.4 Coverage. Nothing in this Employment Agreement shall prevent Executive from participating in any other compensation plan or benefit plan made available to similarly situated full-time employees of Employer.

2.3.5 Withholding. All compensation shall be subject to withholding of taxes and deductions of other amounts as may be required by law.

2.4Employment Term. Unless earlier terminated pursuant to Section 3.1, Executive’s employment by Employer pursuant to this Employment Agreement shall continue until the second anniversary of the Agreement Effective Date (the “Initial Term”). Thereafter, this Employment Agreement shall be automatically renewed for successive one (1) year periods (any subsequent employment period being referred to herein as the “Renewal Term”, and together with the Initial Term, the “Employment Term”); provided, however, that either party may elect to not renew this Employment Agreement by written notice to such effect delivered to the other party at least ninety (90) days prior to expiration of the Initial Term or the Renewal Term.

SECTION 3. TERMINATION OF EMPLOYMENT

3.1Events of Termination. Executive’s employment with Employer will terminate upon the occurrence of any one or more of the following events:

3.1.1 Death. In the event of Executive’s death, Executive’s employment will terminate on the date of death.

3.1.2 Disability. In the event of Executive’s Disability (as hereinafter defined), Employer will have the option to terminate Executive’s employment by giving a notice of termination to Executive. The notice of termination shall specify the date of termination, which date shall not be earlier than thirty (30) calendar days after the notice of termination is given. For purposes of this Employment Agreement, “Disability” has the meaning set forth in Employer’s long term disability plan.

3.1.3 Termination by Employer for Cause. Employer may, at its option, terminate Executive’s employment for Cause (as hereinafter defined) by unilateral action of the Board of Directors upon giving a notice of termination to Executive. “Cause” shall mean (i) Executive’s conviction of, or guilty plea to, a felony (other than traffic violations); (ii) any act(s) or omission(s) by Executive which constitutes gross negligence or a material breach of Executive’s duty of loyalty; (iii) any material breach by Executive of Employer’s personnel policies; (iv) refusal to follow or implement a clear and reasonable directive of Employer; (v) breach of fiduciary duty; or (vi) a material violation or breach by Executive of this Employment Agreement (other than an event described in the foregoing clauses) or any other agreement between the parties. If Executive’s employment is terminated for Cause pursuant to this Section 3.1.3, the effective date of such termination shall be the later of the date the notice of termination is given or the date set forth in such notice of termination.

3.1.4 Without Cause By Employer. Employer may, at its option, terminate Executive’s employment for any reason whatsoever (other than for the other reasons set forth above in this Section 3.1 that would constitute “Cause” to terminate) by giving a notice of termination to Executive, and Executive’s employment shall terminate on the later of the date the notice of termination is given or the date set forth in such notice of termination.

3.1.5 By Executive. Executive may, at any time, terminate Executive’s employment for any reason whatsoever by giving a notice of termination to Employer. Executive’s employment shall terminate on the earlier of (i) thirty (30) calendar days after the date of receipt by Employer of the notice of termination or (ii) such earlier date as the Employer and Executive shall agree.

3.1.6 Termination Upon Non-Renewal. Either party may terminate this Employment Agreement and Executive’s employment hereunder by providing the other party notice in accordance with Section 2.4 above, in which case this Employment Agreement and Executive’s employment hereunder shall terminate on the last date of the Initial Term or the Renewal Term, as the case may be. For the avoidance of doubt, Executive shall continue to be employed by Employer, on the same terms and conditions as set forth in this Employment Agreement during the ninety (90)-day notice period provided by either party to the other party in accordance with Section 2.4 above, unless, Employer, in its sole discretion elects to have Executive cease work for Employer, in all capacities, during such notice period. In such event, Employer shall pay Executive all compensation in accordance with Section 3.2.3.

3.1.7 For Good Reason by Executive. Executive may, at his option, terminate Executive’s employment for “Good Reason” by giving a notice of termination to Employer in the event that, in the absence of events that would support a termination of Executive for Cause:

(i)there is a material failure of Employer (or successor employer) to pay Executive’s salary or additional compensation or benefits hereunder in accordance with this Employment Agreement;

(ii)Executive’s Base Salary is materially decreased without his prior written consent;

(iii)Executive is assigned duties materially inconsistent with his title and the responsibilities set forth in Executive’s job description, without Executive’s prior written consent;

(iv)Executive’s place of employment is changed to a location that is greater than fifty (50) miles from Executive’s current place of employment; or

(v)any other material violation or breach by Employer of this Employment Agreement. Notwithstanding the foregoing, none of the events described in clauses (i) through (iv) above shall constitute Good Reason unless Executive shall have notified Employer in writing describing the event which constitute Good Reason within thirty (30) days after Executive first becomes aware of such event and then only if Employer shall have failed to reasonably cure such events, if curable, within thirty (30) days after Employer’s receipt of such written notice and Executive elects to terminate his employment as a result within thirty (30) days following the end of such thirty (30) day period (assuming, for the avoidance of doubt, that Employer does not elect to cure).

3.2Certain Obligations of Employer Following Termination of Executive’s Employment. Following the termination of Executive’s employment under the circumstances described below, Employer will pay to Executive, subject to standard federal and state payroll withholding requirements and in accordance with its regular payroll practices, the following compensation and provide the following benefits (provided that the continuing payments of

Executive’s then-current Base Salary, as described below, shall occur no less frequently than monthly):

3.2.1 Death; Disability; Termination by Employer Without Cause or by Executive for Good Reason. In the event that Executive’s employment is terminated by Employer pursuant to Section 3.1.1 (“Death”), Section 3.1.2 (“Disability”), Section 3.1.4 (“Without Cause by Employer”) or by Executive pursuant to Section 3.1.7 (“Termination by Executive for Good Reason”) hereof, and Executive, or his estate, as the case may be, executes and does not revoke a separation agreement containing a release upon such termination, in a form provided by the Employer, of any and all claims against Employer and all related parties with respect to all matters arising out of Executive’s employment by Employer, or the termination thereof (the “Release”) in accordance with Section 3.7, Executive, or his estate, as the case may be, shall be entitled to the following payments and benefits, which payments and benefits shall be paid in accordance with this Section 3.2.1 and Section 3.7:

(i)Continuing payments of Executive’s then-current Base Salary for the Severance Period (as defined in Section 3.5 herein), payable subject to standard federal and state payroll withholding requirements in accordance with Employer’s regular payroll practices on Employer’s normal payroll schedule over the Severance Period, subject to Section 3.7;

(ii)In the event that the effective date of the Executive’s termination occurs on or after the last day of the fiscal year but before any bonuses for such fiscal year have been approved or paid by Employer, then Executive will receive, as an additional severance benefit, an amount equal to the bonus Executive would have been paid in accordance with Section 2.2 had Executive remained employed through the last day of such fiscal year (the “Prior Year Bonus Severance”).  The Prior Year Bonus Severance will be paid at the same time bonuses are paid to other executives and in no event later than two and one-half (2 1/2) months following the end of the fiscal year in which the termination date occurs;

(iii)So long as Executive is eligible, and so long as Executive remains eligible, for and upon his timely election of coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, or, if applicable, state or local insurance laws (“COBRA”), Employer will continue to pay, directly to the healthcare provider when due, Employer’s portion of the medical, vision and dental coverage premiums (and Executive will be responsible for Executive’s portion) for a period of twelve (12) months after the effective date of Executive’s termination (the “COBRA Payment Period”); provided that, if at any time Employer determines, in its sole discretion, that the payment of the COBRA premiums would result in a violation of the nondiscrimination rules of Section 105(h)(2) of the Code or any statute or regulation of similar effect (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of providing the COBRA premiums for the remainder of the COBRA Payment Period, Employer will instead pay Executive on the first day of each month of the remainder of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premiums for that month, subject to applicable tax withholdings, for the remainder of the COBRA Payment Period; and

(iv)In the event such termination of employment occurs on or within three (3) months prior to or within twelve (12) months following the effective date of a Change of Control (as defined herein), Executive shall be entitled to the additional following payments and benefits (for the avoidance of doubt, Executive shall also be entitled to the amounts set forth in Section 3.2.1(i)-(iii)):

(1)Continuing payments of Executive’s then-current Base Salary for an additional six (6) months following the end of the Severance Period, payable subject to standard federal and state payroll withholding requirements in accordance with Employer’s regular payroll practices on Employer’s normal payroll schedule over the six (6) month period immediately following the end of the Severance Period, subject to Section 3.7;

(2)Employer shall pay to Executive a lump sum payment equal to 1.5 times the Annual Expectancy Bonus Amount (target bonus), less applicable deductions and withholdings, paid within thirty (30) days of the later of (a) the effective date of the Change of Control or (b) Executive’s termination, if such termination occurs on or after the effective date of a Change of Control;

(3)Continued payment of Employer’s portion of Executive’s COBRA premiums for an additional six (6) months following the end of the COBRA Payment Period, subject to the terms, conditions and payment provisions set forth in Section 3.2.1(iii); and

(4)In the event such termination of employment occurs (A) on or within three (3) months prior to the effective date of a Change of Control, all unvested stock options and other equity awards held by Executive and outstanding on the effective date of termination shall become fully vested on the effective date of the Change of Control, or (B) within twelve (12) months following the effective date of a Change of Control, provided that any surviving corporation or acquiring corporation assumes Executive’s stock options and/or other equity awards, as applicable, or substitutes similar stock options or equity awards for Executive’s stock options and/or equity awards, as applicable, in accordance with the terms of Employer’s applicable equity incentive plans, all such unvested stock options and other equity awards held by Executive and outstanding on the effective date of termination shall become fully vested on the date of such termination.

For purposes of this Employment Agreement, “Change of Control” means, in each case as approved by the Board and the requisite stockholders of Employer, (i) any consolidation or merger of Employer with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of Employer immediately prior to such consolidation, merger or reorganization, own, in the aggregate, less than 50% of the surviving entity’s voting power and/or outstanding capital stock immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions (including any transaction which results from an option agreement or binding letter of intent with a third party) to which Employer or any of its stockholders is a party in which in excess of 50% of Employer’s voting power and/or outstanding capital stock is transferred, or pursuant to which any person or group of affiliated persons obtains in excess of 50% of Employer’s voting power and/or outstanding capital stock, excluding any consolidation or merger effected exclusively to change the domicile of Employer; or (ii) any sale, license or other disposition (including through a Board and stockholder approved division or spin-off transaction) of all or substantially all of the assets of Employer and/or any of its subsidiaries or any sale, exclusive license or other disposition of all or substantially all of Employer’s intellectual property, as reasonably determined based upon the potential earning power of the assets or intellectual property; provided, however, that none of the following shall constitute a Change of Control: (A) transfers of capital stock by an existing stockholder as a result of death or otherwise for estate planning purposes or to such stockholder’s affiliates or to any of Employer’s other existing stockholders, and (B) issuances of equity securities of Employer in connection with financings for working capital and other general corporate purposes; and, provided further, that such “Change of Control” qualifies as either a change in ownership of Employer as defined in Section 409A of the Code (“Section 409A”) or a change in the ownership of a substantial portion of Employer’s assets as defined in Section 409A, as the case may be.

3.2.2 Termination by Executive Other than For Good Reason; Termination Upon Non-Renewal by Executive; Termination by Employer for Cause. In the event Executive’s employment is terminated by Executive other than for Good Reason pursuant to Section 3.1.5 hereof (“By Executive”) or by Executive pursuant to Section 3.1.6 hereof (“Termination Upon Non-Renewal”) or by Employer pursuant to Section 3.1.3 hereof (“Termination by Employer for Cause”), Executive shall be entitled to no further compensation or other benefits under this Employment Agreement except as to that portion of any unpaid salary and other benefits accrued and earned by him hereunder up to and including the effective date of such termination and to offer COBRA coverage at Executive’s cost pursuant to applicable law.

3.2.3 Termination Upon Non-Renewal by Employer. In the event Executive’s employment is terminated by Employer pursuant to Section 3.1.6 hereof, then during the ninety (90)-day notice period of Section 2.4, Employer shall continue to pay to Executive his then-current Base Salary and benefits subject to standard federal and state payroll withholding requirements and in accordance with Employer’s regular payroll practices, and no later than the effective date of termination of employment, Employer shall pay to Executive any such unpaid salary accrued and earned by him up to and including the effective date of termination. In addition, in the event Executive’s employment is terminated by Employer pursuant to Section 3.1.6 hereof, then provided Executive executes and does not revoke a Release in accordance with Section 3.7, Executive shall be entitled to the following, which payments and benefits shall be paid in accordance with this Section 3.2.3 and Section 3.7:

(i)Continuing payments of Executive’s then-current Base Salary for the Severance Period payable subject to standard federal and state payroll withholding requirements in accordance with Employer’s regular payroll practices on Employer’s normal payroll schedule over the Severance Period, subject to Section 3.7;

(ii)Employer shall pay to Executive a lump sum payment equal to the gross sum of any bonuses or portion thereof for any preceding year or for the year of termination which have been or are approved by Employer, but has not been received by Executive prior to the effective date of termination, less applicable deductions and withholdings, paid in accordance with Section 2.2 but in no event later than two and one-half (2 1/2) months following the end of the fiscal year to which it relates. For the avoidance of doubt, Executive does not have to be employed by Employer on the date such bonuses are approved by Employer to receive such bonuses; and

(iii)So long as Executive is eligible, and so long as Executive remains eligible, for and upon his timely election of coverage under COBRA, Employer will continue to pay, directly to the healthcare provider when due, Employer’s portion of the medical, vision and dental coverage premiums (and Executive will be responsible for Executive’s portion) for the COBRA Payment Period; provided that, if at any time Employer determines, in its sole discretion, that the payment of the COBRA premiums would result in a violation of the nondiscrimination rules of Section 105(h)(2) of the Code or any statute or regulation of similar effect (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of providing the COBRA premiums for the remainder of the COBRA Payment Period, Employer will instead pay Executive on the first day of each month of the remainder of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premiums for that month, subject to applicable tax withholdings, for the remainder of the COBRA Payment Period.

3.3Nature of Payments. All amounts to be paid by Employer to Executive pursuant to Sections 3.2.1(i)-(iv) and 3.2.3(i)-(iii) are considered by the parties to be severance payments and are in lieu of, and not in addition to, any benefits to which Executive may otherwise be entitled under any Employer severance plan, policy or program.

3.4Duties Upon Termination. During the Severance Period, if there is a Severance Period applicable to Executive’s termination of employment from Employer, Executive shall fully cooperate with Employer in all matters relating to the winding up of Executive’s pending work including, but not limited to, any litigation in which Employer is involved, and the orderly transfer of any such pending work to such other employees as may be designated by Employer. Notwithstanding the foregoing, such cooperation requirement shall not unreasonably interfere with his then current employment or business activities. With Employer’s prior approval, Executive shall be reimbursed for all expenses reasonably incurred in connection with such cooperation. Following the end of the Severance Period, Executive will be released from any duties and obligations hereunder (except those duties and obligations set forth in Article 4 hereof). In the event of termination of Executive’s employment pursuant to Sections 3.1.1 through 3.1.7 hereof, the obligations of Employer to Executive will be as set forth in Section 3.2 hereof. Upon termination, Executive shall immediately resign as a director of the Board and from any other position he may hold with Employer.

3.5Severance Period. “Severance Period” shall mean a period of twelve (12) months beginning on the effective date of Executive’s termination of employment with Employer.

3.6Release. Notwithstanding any provision of this Employment Agreement to the contrary, in no event shall the timing of Executive’s execution of the Release, directly or indirectly,

result in Executive designating the calendar year of payment, and if a payment that is subject to the requirements of Section 409A of the Code and is subject to execution of the Release could be made in more than one taxable year based on when the Release is executed or becomes effective, payment shall be made in the later year.

3.7Commencement of Severance Payments. The severance payments and benefits set forth in Sections 3.2.1(i)-(iv) (Termination by Employer for Death, Disability, Without Cause, by Executive for Good Reason) and Sections 3.2.3(i)-(iii) (Termination Upon Non-Renewal by Employer) above will not be paid or provided unless Executive executes and does not revoke the Release and the Release is enforceable and effective as provided in the Release on or before the date that is the sixtieth (60th) day following the effective date of termination (such 60th day, the “Severance Pay Commencement Date”). No cash severance payments will be paid pursuant to Sections 3.2.1 or 3.2.3 prior to the Severance Pay Commencement Date. On the Severance Pay Commencement Date, Employer will pay in a lump sum the aggregate amount of the cash severance payments that Employer would have paid Executive through such date had the payments commenced on the effective date of termination through the Severance Pay Commencement Date, with the balance paid thereafter on the applicable schedules described above. Notwithstanding any other provision of this Employment Agreement to the contrary, it is intended that the payment of severance upon termination for Good Reason by Executive in accordance with Section 3.1.7 satisfy the safe harbor set forth in Treasury Regulation Section 1.409A-1(n)(2)(ii)), and any severance payment made pursuant to this Employment Agreement shall satisfy the exemptions from the application of Section 409A of the Code provided under Treasury Regulation Sections 1.409A-1(b)(4), and 1.409A-1 (b)(9).

SECTION 4. CONFIDENTIALITY, INVENTION RIGHTS, NON-COMPETITION AND NON-SOLICITATION

4.1Confidentiality, Invention Rights, Non-Competition and Non-Solicitation. The parties hereto have entered into an Amended and Restated Confidentiality, Invention Rights, Non-Competition, and Non-Solicitation Agreement, which may be amended by the parties from time to time without regard to this Employment Agreement. The Amended and Restated Confidentiality, Invention Rights, Non-Competition, and Non-Solicitation Agreement contains provisions that are intended by the parties to survive and do survive termination of this Employment Agreement.

4.2Remedies. Executive acknowledges and agrees that (a) Employer will be irreparably injured in the event of a breach by Executive of any of his obligations under this Article 4; (b) monetary damages will not be an adequate remedy for any such breach; and (c) in the event of any such breach, the Employer will be entitled to injunctive relief, in addition to any other remedy which it may have, and Executive shall not oppose such injunctive relief based upon the extent of the harm or the adequacy of monetary damages.

SECTION 5. MISCELLANEOUS PROVISIONS

5.1Severability. If in any jurisdiction any term or provision hereof is determined to be invalid or unenforceable, (a) the remaining terms and provisions hereof shall be unimpaired, (b) any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, and (c) the invalid or unenforceable term or provision shall, for purposes of such jurisdiction, be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

5.2Execution in Counterparts. This Employment Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement (and all signatures need not appear on any one counterpart), and this Employment Agreement shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto.  Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.3Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed duly given when delivered by hand, or when delivered if mailed by registered or certified mail, postage prepaid, return receipt requested, or private courier service or via facsimile (with written confirmation of receipt) or email (with written confirmation of receipt) as follows:

If to Employer, to:

Aclaris Therapeutics, Inc.

701 Lee Road, Suite 103

Wayne, PA 19087

Attention: Legal Department

E-mail: legal@aclaristx.com

If to Executive, to the current address on file with Employer,

or to such other address(es) as a party hereto shall have designated by like notice to the other parties hereto.

5.4Amendment.  No provision of this Employment Agreement may be modified, amended, waived or discharged in any manner except by a written instrument executed by Employer and Executive.

5.5Entire Agreement. This Employment Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties hereto, oral or written, with respect to the subject matter hereof, including but not limited to the Letter Agreement or any other written embodiment of the employment relationship between Executive and Employer, provided that nothing herein shall modify the terms of any equity awards granted to Executive as set forth in the Letter Agreement. No representation, promise or inducement has been made by either party that is not embodied in this Employment Agreement, and neither party shall be bound by or liable for any alleged representation, promise or inducement not so set forth.

5.6Applicable Law. This Employment Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania applicable to contracts made and to be wholly performed therein without regard to its conflicts or choice of law provisions.

5.7Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Employment Agreement.

5.8Binding Effect; Successors and Assigns. Executive may not delegate his duties or assign his rights hereunder. This Employment Agreement will inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, legal representatives, and successors. Employer may assign this Employment Agreement to any entity purchasing all or substantially all of the assets of Employer.

5.9Waiver, etc. The failure of either of the parties hereto to at any time enforce any of the provisions of this Employment Agreement shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Employment Agreement or any provision hereof or the right of either of the parties hereto to thereafter enforce each and every provision of this Employment Agreement. No waiver of any breach of any of the provisions of this Employment Agreement shall be effective unless set forth in a written instrument executed by the party against whom or which enforcement of such waiver is sought, and no waiver of any such breach shall be construed or deemed to be a waiver of any other or subsequent breach.

5.10Continuing Effect. Provisions of this Employment Agreement which by their terms must survive the termination of this Employment Agreement in order to effectuate the intent of the parties will survive any such termination, whether by expiration of the term, termination of Executive’s employment, or otherwise, for such period as may be appropriate under the circumstances.

5.11Representations and Warranties of Executive. Executive hereby represents and warrants to Employer that to the knowledge of Executive, Executive is not bound by any non-competition or other agreement which would prevent his performance hereunder. Executive hereby certifies that he is not under investigation by the FDA for debarment action, has not been debarred under the Generic Drug Enforcement Act of 1992 (21 U.S.C. 301 et seq.), and is not otherwise being investigated, restricted or disqualified from performing services relating to clinical trials by the FDA or any other regulatory authority or professional body in any other jurisdiction. Executive will inform Employer promptly in the event of any such debarment, investigation, restriction or disqualification, which shall constitute a breach of this Employment Agreement.

5.12Section 409A of the Code. This Employment Agreement is intended to comply with Section 409A of the Code and its corresponding regulations, or an exemption, and payments may only be made under this Employment Agreement upon an event and in a manner permitted by Section 409A of the Code, to the extent applicable. Payment under this Employment Agreement is intended to be exempt from Code Section 409A under the “short-term deferral” exception set forth in Treasury Regulation Section 1.409A-1(b)(4), to the maximum extent applicable, and then under the “separation pay” exception set forth in

Treasury Regulation Section 1.409A-1(b)(9), to the maximum extent applicable. All payments to be made upon a termination of employment under this Employment Agreement may only be made upon a “separation from service” within the meaning of Treasury Regulation Section 1.409A-1(h) (or any successor provision) (a “Separation from Service”). For purposes of Code Section 409A, the right to a series of installment payments under this Employment Agreement shall be treated as a right to a series of separate payments. In no event may Executive, directly or indirectly, designate the calendar year of a payment. If the termination of employment giving rise to the payments described in Section 3.2.1 is not a Separation from Service, then the amounts otherwise payable pursuant to Section 3.2.1 will instead be deferred without interest and paid when Executive experiences a Separation from Service. Notwithstanding anything in this Employment Agreement to the contrary or otherwise, with respect to any expense, reimbursement or in-kind benefit provided pursuant to this Employment Agreement that constitutes a “deferral of compensation” within the meaning of Section 409A of the Code and its implementing regulations and guidance, (a) the expenses eligible for reimbursement or in-kind benefits provided to Executive must be incurred during the Employment Term (or applicable survival period), (b) the amount of expenses eligible for reimbursement or in-kind benefits provided to Executive during any calendar year will not affect the amount of expenses eligible for reimbursement or in-kind benefits provided to Executive in any other calendar year, (c) the reimbursements for expenses for which Executive is entitled to be reimbursed shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred and (d) the right to payment or reimbursement or in-kind benefits hereunder may not be liquidated or exchanged for any other benefit. Notwithstanding any provision to the contrary in this Employment Agreement, if Executive is deemed by Employer at the time of his Separation from Service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code, and if any of the payments due upon Separation from Service set forth herein and/or under any other agreement with Employer are deemed to be “deferred compensation,” then to the extent delayed commencement of any portion of such payments is required to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code and the related adverse taxation under Section 409A of the Code, such payments will not be provided to Executive prior to the earliest of (i) the expiration of the six (6)-month period measured from the date of Executive’s Separation from Service with Employer, (ii) the date of Executive’s death or (iii) such earlier date as permitted under Section 409A of the Code without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this Section 5.12 will be paid in a lump sum to Executive, and any remaining payments due will be paid as otherwise provided in this Employment Agreement or in the applicable agreement. No interest will be due on any amounts so deferred.

5.13Section 280G. Notwithstanding any other provision of this Employment Agreement or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by Employer or its affiliates to Executive or for Executive’s benefit pursuant to the terms of this Employment Agreement or otherwise (the “Covered Payments”) constitute parachute payments (the “Parachute Payments”) within the meaning of Section 280G of the Code and, but for this Section 5.13, would be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise

Tax”), then prior to making the Covered Payments, a calculation shall be made comparing (i) the Net Benefit (as defined below) to Executive of the Covered Payments after payment of the Excise Tax to (ii) the Net Benefit to Executive if the Covered Payments are limited to the extent necessary to avoid being subject to the Excise Tax. Only if the amount calculated under clause (i) above is less than the amount under clause (ii) above will the Covered Payments be reduced to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax. “Net Benefit” shall mean the present value of the Covered Payments net of all federal, state, local, foreign income, employment and excise taxes.

(a)Any such reduction shall be made in accordance with Section 409A and the following:

(i)	the Covered Payments consisting of cash severance benefits that do not constitute nonqualified deferred compensation subject to Section 409A shall be reduced first, in reverse chronological order; and
(ii)

all other Covered Payments consisting of cash payments, and Covered Payments consisting of accelerated vesting of equity based awards to which Treas. Reg. §1.280G-1 Q/A-24(c) does not apply, and that in either case do not constitute nonqualified deferred compensation subject to Section 409A, shall be reduced second, in reverse chronological order; and

(iii)	all Covered Payments consisting of cash payments that constitute nonqualified deferred compensation subject to Section 409A shall be reduced third, in reverse chronological order; and
(iv)	all Covered Payments consisting of accelerated vesting of equity-based awards to which Treas. Reg. § 1.280G-1 Q/A-24(c) applies shall be the last Covered Payments to be reduced.

(b)Any determination required under this Section 5.13 shall be made in writing in good faith by an independent accounting firm selected by Employer and reasonably acceptable to  Executive (the “Accountants”). Employer and Executive shall provide the Accountants with such information and documents as the Accountants may reasonably request in order to make a determination under this Section 5.13. For purposes of making the calculations and determinations required by this Section 5.13, the Accountants may rely on reasonable, good-faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Accountants’ determinations shall be final and binding on Employer and Executive. Employer shall be responsible for all fees and expenses incurred by the Accountants in connection with the calculations required by this Section 5.13.

(c)It is possible that after the determinations and selections made pursuant to this Section 5.13. Executive will receive Covered Payments that are in the aggregate more than the amount intended or required to be provided after application of this Section 5.13 (“Overpayment”) or less than the amount intended or required to be provided after application of this Section 5.13 (“Underpayment”).

(i)

In the event that: (A) the Accountants determine, based upon the assertion of a deficiency by the Internal Revenue Service against either Employer or Executive that the Accountants believe has a high probability of success, that an Overpayment has been made or (B) it is established pursuant to a final determination of a court or an Internal Revenue Service proceeding that has been finally and conclusively resolved that an Overpayment has been made, then Executive shall pay any such Overpayment to Employer together with interest at the applicable federal rate (as defined in Section 7872(f)(2)(A) of the Code) from the date of Executive’s receipt of the Overpayment until the date of repayment.

(ii)

In the event that: (A) the Accountants, based upon controlling precedent or substantial authority, determine that an Underpayment has occurred or (B) a court of competent jurisdiction determines that an Underpayment has occurred, any such Underpayment will be paid promptly by Employer to or for the benefit of Executive together with interest at the applicable federal rate (as defined in Section 7872(f)(2)(A) of the Code) from the date the amount should have otherwise been paid to Executive until the payment date.

5.14Dispute Resolution. The parties recognize that litigation in federal or state courts or before federal or state administrative agencies of disputes arising out of the Executive’s employment with the Employer or out of this Employment Agreement, or the Executive’s termination of employment or termination of this Employment Agreement, may not be in the best interests of either the Executive or Employer, and may result in unnecessary costs, delays, complexities, and uncertainty. The parties agree that any dispute between the parties arising out of or relating to the negotiation, execution, performance or termination of this Employment Agreement or the Executive’s employment, including, but not limited to, any claim arising out of this Employment Agreement, claims under Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990, Section 1981 of the Civil Rights Act of 1966, as amended, the Family Medical Leave Act, the Executive Retirement Income Security Act, and any similar federal, state or local law, statute, regulation, or any common law doctrine, whether that dispute arises during or after employment, shall be settled by binding arbitration in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association; provided however, that this dispute resolution provision shall not apply to any separate agreements between the parties that do not themselves specify arbitration as an exclusive remedy. The location for the arbitration shall be the Philadelphia, Pennsylvania metropolitan area. Any award made by such panel shall be final, binding and conclusive on the parties for all purposes, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrators’ fees and expenses and all administrative fees and expenses associated with the filing of the arbitration shall be borne by Employer. The parties acknowledge and agree that their obligations to arbitrate under this Section survive the termination of this Employment Agreement and continue after the termination of the employment relationship between Executive and Employer. The parties each further agree that the arbitration provisions of this Employment Agreement shall provide each party with its exclusive remedy, and each party expressly waives any right it might have to seek redress in any other forum, except as otherwise expressly provided in this Employment Agreement. By election arbitration as the means for final settlement of all claims, the parties hereby waive their respective rights to, and agree not to, sue each other in any action in a Federal, State or local court with respect to such claims, but may seek to enforce in court an arbitration award rendered pursuant to this Employment Agreement. The parties specifically agree to waive their respective rights to a trial by jury, and further agree that no demand, request or motion will be made for trial by jury.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the parties have executed this Employment Agreement as of the date first above written.

ACLARIS THERAPEUTICS, INC.

By:	/s/ Christopher Molineaux
Name:	Christopher Molineaux
Title	Lead Independent Director

Agreed to and Accepted this 26th day of February, 2025.
EXECUTIVE

/s/ Neal Walker
Neal Walker